UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 19, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI AGREES TO ACQUIRE NEVADA PROPERTIES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

ANGLOGOLD ASHANTI AGREES TO ACQUIRE NEVADA PROPERTIES FROM COEUR MINING TO
FURTHER CONSOLIDATE AND ENHANCE DEVELOPMENT POTENTIAL OF THE BEATTY
DISTRICT OF NEVADA

AngloGold Ashanti Limited has entered into a definitive agreement with Coeur Mining, Inc. to acquire 100% of
Coeur’s wholly owned subsidiary, Coeur Sterling, Inc., which owns neighboring properties to AngloGold
Ashanti’s in the Beatty district of southern Nevada. The properties to be acquired in the transaction include
Coeur’s C-Horst, SNA, Secret Pass and Daisy ore bodies, as well as the decommissioned Sterling Mine and all tenements that surround these properties.

AngloGold Ashanti U.S.A. Holdings Inc., a wholly-owned subsidiary of AngloGold Ashanti, will acquire all shares of Coeur Sterling for $150m in cash when the transaction closes.

“This acquisition further enhances the value proposition we are building in the Beatty District,” said AngloGold
Ashanti CEO Alberto Calderon. “The addition of these properties consolidates our ownership position in one of North America’s most promising new gold districts, and gives us the ability to develop it in a way that will realise its full potential for the benefit of all stakeholders.”

Coeur currently estimates that the properties to be acquired in this transaction have a Mineral Resource of
914,000oz. If, after additional exploration, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz*, AngloGold Ashanti would make the deferred consideration payment of an additional $50m. This deferred consideration would be made 30 days after that Mineral Resource declaration is made.

Transaction Highlights

This acquisition presents a compelling strategic fit with AngloGold Ashanti’s assets in the Beatty District of
Nevada and its aspirations for the optimal development of that district into a new, low-risk production centre, further consolidating the land and tenement ownership within the Beatty District, as the Coeur Southern
Nevada Properties are immediately south of AngloGold Ashanti’s Silicon and Merlin properties, and completely surround AngloGold Ashanti’s Mother Lode property.

Benefits to AngloGold Ashanti from the transaction include:
i)
Coeur’s C-Horst orebody is located in the vicinity of AngloGold Ashanti’s Merlin orebody, where AngloGold Ashanti is currently undertaking extensive exploration activities. The C-Horst and Merlin orebodies are expected to provide additional economies of scale to AngloGold Ashanti’s Silicon project, or be developed on a standalone basis;
ii) unfettered access to the district, allowing for optimal development and extraction of the Merlin and C-Horst orebodies;
iii)
unfettered access allowing for optimal development and extraction of AngloGold Ashanti’s Mother Lode orebody in combination with Coeur’s SNA orebody which is directly adjacent to Mother Lode.
The combination of the enlarged Mother Lode with SNA, together with Coeur’s Secret Pass and Daisy orebodies, could further enhance the ultimate development of Mother Lode; and
iv) a vast land package that provides AngloGold Ashanti with further exploration upside potential and other benefits from further consolidation and a larger land holding within the Beatty District
.

AngloGold Ashanti holds several exploration and development assets (North Bullfrog, Silicon, Merlin,
Mother Lode, Transvaal and Rhyolite) in the Beatty District. AngloGold Ashanti has published a
Mineral Resource at Silicon of 3.37Moz ounces for the year ending 31 December 2021. It recently acquired the neighboring North Bullfrog and Mother Lode projects through the acquisition of Corvus Gold Inc. on
18 January 2022 and will formally declare a Mineral Resource from those assets in February 2023.

AngloGold Ashanti is currently conducting a feasibility study on the North Bullfrog project and a pre-feasibility study on the Silicon project.

It is anticipated -- prior to this acquisition and the additional potential it brings -- pending the results of the studies already underway, as well as the progress of the attendant permitting process, that first production for
AngloGold Ashanti from the Beatty District will be realised in about three-year’s time, and that the
Beatty District will yield production to AngloGold Ashanti of about 300,000oz a year, with an all in sustaining cost of less than $1,000/oz, by the end of the decade.

The transaction is subject to:
1. the completion of certain due diligence by AngloGold Ashanti; and
2. certain conditions precedent customary for a transaction of this nature.
Closing is anticipated by the end of 2022.

* Inclusive of Mineral Reserves and gold mined following closing of the Acquisition

The transaction falls below the threshold for categorisation in terms of the JSE Limited Listings Requirements, and therefore this is a voluntary announcement provided for information purposes only.

ENDS
19 September 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS

Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/ +27 60 571 0797
camrara@anglogoldashanti.com

General inquiries media@anglogoldashanti.com

Investors
Andrea Maxey +61 08 9435 4603/ +61 400 072 199 amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com

Website:

www.anglogoldashanti.com

By: /s/_LM GOLIATH

By:
Name:
Date: September 19, 2022
LM Goliath
Company Secretary Title:
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited